UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No. 001-31970
TRW Automotive Retirement Savings Plan
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

Financial Statements and Supplemental Schedules
TRW Automotive Retirement Savings Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

TRW Automotive Retirement Savings Plan
Audited Financial Statements and Supplemental Schedules
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee of the
     TRW Automotive Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the TRW Automotive Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 27, 2007

TRW Automotive Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Employer contributions receivable	$198,233	$206,530
Other receivables	20,984	8,667

Total receivables	219,217	215,197

Investments at fair value:
Interest-bearing cash	1,783	5,167
Mutual funds	211,608,840	213,517,872
Common/collective trust funds	21,667,938	29,739,718
Participant loans	5,189,098	7,749,133
Employer securities	23,209,985	20,270,719

Total investments	261,677,644	271,282,609

Net assets available for benefits at fair value	$261,896,861	$271,497,806

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	217,778	337,625

Net assets available for benefits	$262,114,639	$271,835,431

See accompanying notes to financial statements.

TRW Automotive Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December
	2006	2005

Additions
Interest and dividends	$19,333,101	$11,390,502
Employer contributions	10,683,368	11,201,624
Employee contributions	35,250,686	36,080,725
Employee rollovers	2,889,016	7,862,184

Total additions	68,156,171	66,535,035

Deductions
Benefit payments	28,282,656	20,251,522
Deemed distributions	22,767	24,369
Administrative expenses	102,094	90,689

Total deductions	28,407,517	20,366,580

Net realized and unrealized appreciation in fair value of investments	12,105,949	7,481,470

Transfer to TRW Automotive Savings for Represented Employees (see note 1)	(61,575,395)	—

Net (decrease) increase	(9,720,792)	53,649,925

Net assets available for benefits at beginning of year	271,835,431	218,185,506

Net assets available for benefits at end of year	$262,114,639	$271,835,431

See accompanying notes to financial statements.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
1. Description of Plan
The following description of the TRW Automotive Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution benefit plan designated to provide eligible employees of a participating plant, division, or subsidiary of TRW Automotive US LLC, (the Company or TRW) with a vehicle to systematically save funds to supplement their retirement benefits. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Employees of the specified locations in the Plan document are eligible to participate in the Plan on the first day of employment with the Company. Employees are eligible to participate in the Plan for purposes of receiving the Company match after completing one year of service.
Contributions
Each year, participants may contribute a percentage of pre-tax annual compensation not to exceed the applicable IRS limitations ($15,000 and $14,000 for 2006 and 2005, respectively), as well as up to 10% of after tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective July 1, 2004, the Company contributes an amount equal to 50% of the participant’s pretax contribution up to 6% of the participant’s compensation.
Matching contributions made in company stock prior to January 1, 2007 are subject to the Pension Protection Act (PPA) transition rule, which states matching contributions made in company stock before January 1, 2007 may be transferred to another available investment option over a 3 year period (33% in 2007, 66% in 2008 and 100% in 2009). There is an exception to this transition rule for participants who attained age 55 and completed 3 years of vesting service by December 31, 2006; these participants may transfer their pre-2007 matching contributions to another investment option immediately.
Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options or transfer assets between investment options at any time during the year.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled can not exceed the participant’s vested account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants who were employees of the Company prior to February 28, 2003 are 100% vested in the Company’s matching contributions. For participants who were hired after February 28, 2003, vesting in the Company matching contribution of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and is 100% vested after five years of credited service. Full vesting also occurs upon death, permanent disability or attainment of age 65.
Forfeitures
Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions or administrative expenses. Approximately $122,644 was available to pay additional Plan expenses at December 31, 2006 and $50,215 at December 31, 2005.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding calendar quarter (as published in The Wall Street Journal) plus one percentage point. Principal and interest are paid ratably through regular payroll deductions.
Payment of Benefits
Upon termination of service due to death, disability or retirement, a participant or the participant’s beneficiary may receive a lump-sum amount equal to the vested value of their account. Withdrawals are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. After-tax savings may be withdrawn any time upon a participant’s request.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Distributions to participants and beneficiaries will be made at such time after termination or discontinuance of contributions to the Plan as provided by the Plan agreement.
Plan Changes
On December 29, 2006 the plan balances for hourly manufacturing employees of the Plan were transferred to the TRW Automotive Retirement Savings Plan for Represented Employees. The amount transferred from the Plan was $61,575,395. The balances transferred were in-kind, thereby eliminating any impact of gains or losses that would normally occur during transfer transactions.
Investment Options
The Plan provides for 25 investment options which include the following funds:
•	Fidelity Managed Income Portfolio

•	PIMCO Total Return Fund – Administrative Class

•	Dodge & Cox Balanced Fund

•	Dodge & Cox Stock Fund

•	Lord Abbett Mid-Cap Value Fund – Class A

•	Fidelity Dividend Growth Fund

•	Spartan U.S. Equity Index Fund

•	Lord Abbett Small-Cap Value Fund – Class A

•	Fidelity Blue Chip Growth Fund

•	Artisan Mid Cap Fund

•	Fidelity Small Cap Stock Fund

•	American Funds EuroPacific Growth Fund – Class R5

•	Morgan Stanley International Fund, Inc. – International Equity Portfolio – Class B

•	TRW Stock Fund

•	Fidelity Freedom Income Fund

•	Fidelity Freedom 2000 Fund

•	Fidelity Freedom 2005 Fund

•	Fidelity Freedom 2010 Fund

•	Fidelity Freedom 2015 Fund

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
•	Fidelity Freedom 2020 Fund

•	Fidelity Freedom 2025 Fund

•	Fidelity Freedom 2030 Fund

•	Fidelity Freedom 2035 Fund

•	Fidelity Freedom 2040 Fund

•	DWS RREEF Real Estate Securities Fund
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Accounting
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.
As described in the Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Valuation of Investments and Income Recognition
Investments in mutual funds are stated at their aggregate current value based upon quoted market prices. Securities of the Company are valued based upon quoted market prices as of the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value.
The common/collective trusts includes the Managed Income Portfolio (MIP) in a commingled pool which may invest in short and long-term investment contracts issued by insurance Companies (GICs), some of which may be indexed or include index-structured maturities; investment contracts issued by commercial banks (BICs); synthetic investment contracts, comprising underlying assets (typically fixed-income securities or bond funds) and a ‘wrapper’ contract issued by a third-party; and cash-equivalents. Investments in GICs, BICs and synthetic investment contracts are valued at contract value, which could be more or less than fair value.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
Investments in the MIP are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Investments in the MIP are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.
Underlying debt securities in the MIP for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available or do not accurately reflect fair value for a security, or if a security’s value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the Trustee believes accurately reflects fair value. A security’s valuation may differ depending on the method used for determining value. Price movements in futures contracts and ADRs, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith determination of a security’s fair value. Underlying short-term securities with remaining maturities of sixty days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value.
Investments in the MIP are valued at their net asset value each business day.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
Unrealized and realized gains or losses are reflected currently in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Certain administrative expenses of the Plan related to loans, withdrawals and qualified domestic relation orders are paid by the participants. All other administrative expenses are paid for by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Net Realized and Unrealized
	Appreciation/(Depreciation) in
	Fair Value of Investments
	2006	2005

Mutual funds	$12,218,047	$4,117,686
Employer securities	(112,098)	3,363,784

	$12,105,949	$7,481,470

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2006	2005
PIMCO Total Return Fund-Administrative Class	$23,967,402	$30,548,380
Lord Abbett Mid Cap Value Fund – Class A	23,745,461	28,068,200
Lord Abbett Small Cap Value Fund – Class A	16,428,607	*
Fidelity Small Cap Stock Fund	14,804,670	16,460,232
Fidelity Managed Income Portfolio	21,667,938	29,739,718
Fidelity Dividend Growth Fund	22,277,534	25,465,356
Spartan U.S. Equity Index Fund	19,209,883	21,205,073
Dodge & Cox Balanced Fund	15,159,668	15,185,629
Dodge & Cox Stock Fund	17,834,878	13,787,892
American Funds Euro Pacific Growth Funds – Class R5	19,005,137	14,544,123
TRW Stock Fund	23,209,985	20,270,719

*	Investment option less than 5% of net assets for period presented.
4. Related Party Transactions
Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Likewise, TRW Automotive is the Plan sponsor, and therefore, these transactions would also qualify as party-in-interest transactions.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
5. Risks and Uncertainties
The Plan allows for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Income Tax Status
The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.
7. Investments in Common/Collective Trusts
Wrap contracts in the MIP are designed to maintain the contract value of the fund. Wrap contracts accrue interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.
The crediting rate, and hence the fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund’s return.
If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
7. Investments in Common/Collective Trusts (continued)
$10.00 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund’s return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund’s return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.
If the fund experiences significant redemptions when the market value is below the contract value, the fund’s yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund’s yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.
The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:
•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the plan that could have a material adverse effect on the fund’s cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.

•	Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
7. Investments in Common/Collective Trusts (continued)
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the fund directly to a competing option.
At this time, the occurrence of any of these events is not probable.
A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, Fidelity Management Trust Company (FMTC) may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.
The adjustments from fair value to contract value for fully benefit-responsive investment contracts in the MIP are $217,778 and $337,625 as of December 31, 2006 and 2005 respectively. The details of the adjustments are as follows:

	December 31, 2006			December 31, 2005
			Adjustment	Contract		Adjustment
Stable Value Fund	Contract Value	Fair Value	(CV - FV)	Value	Fair Value	(CV - FV)

Fidelity Managed Income Portfolio	$21,885,716	$21,667,938	$217,778	$30,077,343	$29,739,718	$337,625
Average Yields – Stable Value Fund

	2006	2005
Based on actual earnings	4.84%	4.48%
Based on interest rate credited to participants	4.27%	3.65%

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)
8. Difference between the Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31
	2006	2005
Net assets available for benefits as reported in the Plan financial statements	$262,114,639	$271,835,431
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(217,778)	(337,625)

Net assets available for the benefits per Form 5500	$261,896,861	$271,497,806

The following is a reconciliation of net investments gain (loss) from investments:

Year Ended
December 31, 2006
Interest and dividends from investment	$19,333,101
Net realized/unrealized appreciation from investment accounts	12,105,949

Net investment gain from investments as reported in the financial statements	31,439,050

Adjustments from contract value to fair value for for fully benefit-responsive investment contracts	119,847

Net investment gain from investments as reported in the Form 5500	$31,558,897

Supplemental Schedules

TRW Automotive Retirements Savings Plan
EIN: 14-1857697 Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2006

Identity of Issuer,
Borrower, Lessor or		Historical
Similar Party	Description of Investments	Cost	Current Value
American Funds	American Funds EuroPacific Growth Fund – Class R5	$	$19,005,137

Fidelity*	Fidelity Blue Chip Growth Fund		7,611,020
	Fidelity Dividend Growth Fund		22,277,534
	Fidelity Small Cap Stock Fund		14,804,670
	Fidelity Freedom Income Fund		267,465
	Fidelity Freedom 2000 Fund		173,018
	Fidelity Freedom 2005 Fund		62,128
	Fidelity Freedom 2010 Fund		1,316,392
	Fidelity Freedom 2015 Fund		1,128,805
	Fidelity Freedom 2020 Fund		851,106
	Fidelity Freedom 2025 Fund		1,066,435
	Fidelity Freedom 2030 Fund		1,800,615
	Fidelity Freedom 2035 Fund		894,551
	Fidelity Freedom 2040 Fund		990,894
	Fidelity Managed Income Portfolio		21,885,716
	Spartan US Equity Index Fund		19,209,883

PIMCO	PIMCO Total Return – Administrative Class		23,967,402

Dodge & Cox	Dodge & Cox Balanced Fund		15,159,668
	Dodge & Cox Stock Fund		17,834,878

Morgan Stanley	Morgan Stanley International Fund, Inc. – International Equity Portfolio – Class B		7,246,827

Lord Abbett	Lord Abbett Mid-Cap Value Fund – Class A		23,745,461
	Lord Abbett Small Cap Value Fund – Class A		16,428,607

TRW Automotive*	TRW Stock Fund	20,783,786	23,209,985

Artisan	Artisan Mid-Cap Fund		9,991,938

DWS	DWS RREEF Real Estate Securities Fund		5,774,406

		$20,783,786	$256,704,541

Other	Interest Bearing Cash		1,783
Participants*	Participants loans, interest rates range from 5.0% to
	10.5%, with various maturity dates		5,189,098

Total assets held		$20,783,786	$261,895,422

*	Parties- in- interest
Note: Historical cost information is disclosed for the TRW Stock Fund since investments can either be participant or non-participant directed. Historical cost information is not disclosed for all other investments since they are solely participant directed.

TRW Automotive Retirement Savings Plan
EIN: 14-1857697          Plan: 001
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2006

	Description of Asset				Expense		Current Value
	(Including Interest				Incurred		of Asset on
Identity of	Rate and Maturity in	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Party Involved	Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)
Category (i) – A transaction is a reportable transaction under this category if, at the time of acquisition or disposition of a plan asset, its current value is in excess of 5% of the current valued of plan assets at the beginning of the year

Fidelity Managed Trust Company	RTDG - TRW Stock Fund	$16,620,280						—

	RTDG - TRW Stock Fund		$16,620,294			16,620,292		$2

Category (iii) – A transaction is a reportable transaction under this category if, a series of transactions involving securities of the same issue when aggregated involve an amount in excess of 5% of current value of the plan assets

	RTDG - TRW Stock Fund	$27,743,004						—

	RTDG - TRW Stock Fund		$24,719,795			23,923,410		$796,385
There were no category (ii) or (iv) reportable transactions during the Plan year.

*	The commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sales and are not separately identified by the trustee.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Retirement Savings Plan
(Name of Plan)

	By:	/s/ Joseph S. Cantie Joseph S. Cantie
Date: June 28, 2007		Vice President and Chief Financial Officer
TRW Automotive U.S. LLC

TRW AUTOMOTIVE HOLDINGS CORP.
ANNUAL REPORT ON FORM 11-K
INDEX TO EXHIBITS

Exhibit
Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm